UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2019).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:      May 14, 2018

Sumitomo Mitsui Financial Group, Inc. Consolidated financial results for the fiscal year ended March 31, 2018 <Under Japanese GAAP>	May 14, 2018

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President: Takeshi Kunibe

Date of ordinary general meeting of shareholders: June 28, 2018    Date of payment of year-end dividends: June 29, 2018

Annual securities report (Yukashoken hokokusho) issuing date: June 28, 2018

Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2018)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2018	¥5,764,172	12.3%	¥1,164,113	15.7%	¥734,368	3.9%
Fiscal year ended March 31, 2017	5,133,245	7.6	1,005,855	2.1	706,519	9.3

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2018: ¥ 984,133 million [1.9%]
		(b) for the fiscal year ended March 31, 2017: ¥ 966,057 million [441.7%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2018	¥ 520.67	¥520.27	7.3%	0.6%	20.2%
Fiscal year ended March 31, 2017	516.00	515.58	7.6	0.5	19.6

Note:	Equity in gains (losses) of affiliates:
(a) for the fiscal year ended March 31, 2018: ¥ 38,992 million (b) for the fiscal year ended March 31, 2017: ¥ 24,552 million

(2) Financial position	(Millions of yen, except per share data and percentages)

	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2018	¥ 199,049,128	¥ 11,612,892	5.2%	¥ 7,366.21
As of March 31, 2017	197,791,611	11,234,286	4.9	6,901.67

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2018: ¥ 10,390,464 million (b) as of March 31, 2017: ¥ 9,731,538 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2018	¥ 9,342,794	¥ (3,395,299)	¥ (350,468)	¥ 47,983,114
Fiscal year ended March 31, 2017	4,514,377	581,347	(166,524)	42,478,393

2. Dividends on common stock	(Millions of yen, except per share data and percentages)

	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2017	¥ –	¥ 75	¥ –	¥ 75	¥ 150	¥ 211,504	29.9%	2.3%
ended March 31, 2018	–	80	–	90	170	239,794	32.7	2.4
ending March 31, 2019 (forecast)	–	85	–	85	170		34.3%

Notes:	1.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100
	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2019)

(Millions of yen, except per share data and percentages)

	Profit attributable to owners of parent	Earnings per share
Fiscal year ending March 31, 2019	¥ 700,000 (4.7%)	¥ 496.26

Note :	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stock (excluding treasury stock) as of March 31, 2018

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stock)

	As of March 31, 2018	As of March 31, 2017
(a) Number of shares issued (including treasury stock)	1,414,443,390 shares	1,414,055,625 shares
(b) Number of treasury stock	3,884,968 shares	4,028,883 shares

	Fiscal year ended March 31, 2018	Fiscal year ended March 31, 2017
(c) Average number of shares issued in the year	1,410,442,212 shares	1,369,231,022 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 15.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2018)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2018	¥ 366,321	(27.1) %	¥ 232,787	(45.5)%	¥ 221,008	(46.7) %	¥ 229,300	(49.1) %
ended March 31, 2017	502,484	(13.0)	427,196	(20.7)	414,410	(21.4)	450,775	(14.5)

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2018	¥162.57		¥162.45
ended March 31, 2017	319.69		319.44
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2018	¥ 12,104,965		¥ 5,525,075		45.6%		¥ 3,914.94
As of March 31, 2017	10,457,139		5,512,680		52.7		3,907.35
Note: Stockholders’ equity (a) as of March 31, 2018: ¥ 5,522,252 million (b) as of March 31, 2017: ¥ 5,509,473 million

[Note on audit procedures]

This report is out of the scope of the external auditor’s audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2018 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2018 (fiscal 2017)

(1)	Operating results

In fiscal 2017, net business profit increased by ¥71.0 billion year-on-year to ¥1,203.8 billion. The primary reasons were an increase in gross profit by the strong performance of investment product sales at SMBC Nikko Securities Inc. and continuous growth of the credit card and overseas businesses, and an increase in equity in gains of affiliates by gains recorded on the sales of a subsidiary of The Bank of East Asia, Limited.

Total credit cost decreased by ¥70.2 billion year-on-year to ¥94.2 billion, mainly due to the reversal of reserve for possible loan losses for large obligors at SMBC.

Ordinary profit increased by ¥158.3 billion year-on-year to ¥1,164.1 billion. The main factors were gains on stock increased at SMBC while provisions for losses on interest repayments were made at SMBC Consumer Finance Co., Ltd in addition to the factors mentioned above.

Profit attributable to owners of parent increased by ¥27.8 billion year-on-year to ¥734.4 billion because deferred tax assets recoverable in the future with application of the consolidated corporate-tax system was recognized in the previous fiscal year, but not recognized in fiscal 2017.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2018	Change from the fiscal year ended March 31, 2017
Net business profit	¥ 1,203.8	¥ 71.0
Gross profit	2,981.1	60.3
General and administrative expenses	(1,816.2)	(3.8)
Equity in gains of affiliates	39.0	14.4
Total credit cost	(94.2)	70.2
Ordinary profit	1,164.1	158.3
Profit attributable to owners of parent	734.4	27.8

SMBC non-consolidated
Banking profit *	¥ 617.2	¥ (229.5)
Gross banking profit	1,427.9	(235.7)
Expenses (excluding non-recurring losses)	(810.8)	6.2
Total credit cost	26.7	87.8
Ordinary profit	755.3	(108.8)
Net income	577.0	(104.7)

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2019 (fiscal 2018)

Earnings forecast for profit attributable to owners of parent is expected to amount to ¥ 700.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2018

(1)	Assets and liabilities

Total assets as of March 31, 2018 were ¥ 199,049.1 billion, a year-on-year increase of ¥ 1,257.5 billion.

As for major account balances, loans and bills discounted decreased by ¥ 7,291.4 billion to ¥ 72,945.9 billion year-on-year and deposits decreased by ¥ 1,352.7 billion to ¥ 116,477.5 billion year-on-year.

(2)	Net assets

Net assets were ¥ 11,612.9 billion, a year-on-year increase of ¥ 378.6 billion. Stockholders’ equity within net assets was ¥8,637.0 billion, a year-on-year increase of ¥ 518.0 billion due to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

Sumitomo Mitsui Financial Group, Inc. (“the Company”) generated ¥ 9,342.8 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year increase in cash flows of ¥ 4,828.4 billion, and used ¥ 3,395.3 billion in cash flows from investing activities including purchases and sale of, securities and tangible fixed assets, a year-on-year decrease in cash flows of ¥ 3,976.6 billion, and used ¥ 350.5 billion in cash flows from financing activities including issuance of subordinated borrowings, a year-on-year decrease in cash flows of ¥ 183.9 billion. Consequently, cash and cash equivalents amounted to ¥ 47,983.1 billion, a year-on-year increase of ¥ 5,504.7 billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2017	2018
Assets:
Cash and due from banks	¥46,865,538	¥53,732,582
Call loans and bills bought	1,872,144	1,881,879
Receivables under resale agreements	899,897	827,892
Receivables under securities borrowing transactions	8,760,390	8,337,700
Monetary claims bought	4,420,377	4,730,770
Trading assets	6,755,428	5,585,591
Money held in trust	3,439	1,482
Securities	24,631,792	25,712,709
Loans and bills discounted	80,237,322	72,945,934
Foreign exchanges	1,723,867	2,166,190
Lease receivables and investment assets	2,395,597	2,329,431
Other assets	7,355,845	8,005,807
Tangible fixed assets	3,101,642	3,475,131
Assets for rent	2,086,391	2,553,213
Buildings	381,378	341,949
Land	489,167	424,277
Lease assets	7,186	6,332
Construction in progress	20,575	33,971
Other tangible fixed assets	116,942	115,387
Intangible fixed assets	946,506	865,584
Software	431,833	428,756
Goodwill	318,578	272,203
Lease assets	185	163
Other intangible fixed assets	195,909	164,460
Net defined benefit asset	314,922	383,418
Deferred tax assets	63,001	27,609
Customers’ liabilities for acceptances and guarantees	8,090,111	8,575,499
Reserve for possible loan losses	(646,215)	(536,088)

Total assets	¥197,791,611	¥199,049,128

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2017	2018
Liabilities:
Deposits	¥117,830,210	¥116,477,534
Negotiable certificates of deposit	11,880,937	11,220,284
Call money and bills sold	2,088,019	1,190,928
Payables under repurchase agreements	2,715,752	5,509,721
Payables under securities lending transactions	7,444,655	7,186,861
Commercial paper	2,311,542	2,384,787
Trading liabilities	4,704,931	4,402,110
Borrowed money	10,786,713	10,829,248
Foreign exchanges	683,252	865,640
Short-term bonds	1,125,600	1,256,600
Bonds	8,129,232	9,057,683
Due to trust account	1,180,976	1,328,271
Other liabilities	6,880,273	6,348,202
Reserve for employee bonuses	77,375	84,046
Reserve for executive bonuses	3,045	3,861
Net defined benefit liability	59,110	39,982
Reserve for executive retirement benefits	2,347	2,026
Reserve for point service program	21,744	22,244
Reserve for reimbursement of deposits	15,464	17,765
Reserve for losses on interest repayment	156,775	144,763
Reserves under the special laws	1,745	2,397
Deferred tax liabilities	335,908	455,234
Deferred tax liabilities for land revaluation	31,596	30,539
Acceptances and guarantees	8,090,111	8,575,499

Total liabilities	186,557,325	187,436,236

Net assets:
Capital stock	2,337,895	2,338,743
Capital surplus	757,346	758,215
Retained earnings	5,036,756	5,552,573
Treasury stock	(12,913)	(12,493)

Total stockholders’ equity	8,119,085	8,637,039

Net unrealized gains (losses) on other securities	1,542,308	1,688,842
Net deferred gains (losses) on hedges	(42,077)	(68,543)
Land revaluation excess	38,109	37,097
Foreign currency translation adjustments	65,078	36,906
Accumulated remeasurements of defined benefit plans	9,034	59,121

Total accumulated other comprehensive income	1,612,453	1,753,424

Stock acquisition rights	3,482	2,823
Non-controlling interests	1,499,264	1,219,604

Total net assets	11,234,286	11,612,892

Total liabilities and net assets	¥197,791,611	¥199,049,128

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2017	2018
Ordinary income	¥5,133,245	¥5,764,172
Interest income	1,912,027	2,165,788
Interest on loans and discounts	1,384,119	1,469,232
Interest and dividends on securities	259,840	342,013
Interest on call loans and bills bought	12,205	19,462
Interest on receivables under resale agreements	18,886	24,566
Interest on receivables under securities borrowing transactions	12,172	14,619
Interest on deposits with banks	48,040	75,619
Interest on lease transactions	70,227	70,941
Other interest income	106,534	149,333
Trust fees	3,797	3,884
Fees and commissions	1,195,452	1,244,063
Trading income	237,394	246,338
Other operating income	1,583,316	1,863,345
Lease-related income	257,847	271,703
Installment-related income	883,657	1,041,351
Other	441,811	550,290
Other income	201,257	240,751
Gains on reversal of reserve for possible loan losses	—	11,562
Recoveries of written-off claims	14,089	10,231
Other	187,167	218,957
Ordinary expenses	4,127,389	4,600,059
Interest expenses	553,394	775,560
Interest on deposits	189,204	283,229
Interest on negotiable certificates of deposit	67,232	86,810
Interest on call money and bills sold	5,491	8,471
Interest on payables under repurchase agreements	16,281	48,597
Interest on payables under securities lending transactions	4,631	11,316
Interest on commercial paper	15,510	18,393
Interest on borrowed money	39,528	54,654
Interest on short-term bonds	118	54
Interest on bonds	144,755	186,095
Other interest expenses	70,641	77,936
Fees and commissions payments	182,104	177,418
Trading losses	—	36
Other operating expenses	1,275,747	1,589,355
Lease-related expenses	128,468	142,894
Installment-related expenses	832,749	987,154
Other	314,529	459,305
General and administrative expenses	1,812,433	1,816,197
Other expenses	303,710	241,491
Provision for reserve for possible loan losses	75,915	—
Other	227,795	241,491

Ordinary profit	1,005,855	1,164,113

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Year ended March 31,	2017	2018
Extraordinary gains	¥30,960	¥866
Gains on disposal of fixed assets	1,552	852
Reversal of reserve for eventual future operating losses from financial instruments transactions	82	13
Other extraordinary gains	29,325	—
Extraordinary losses	57,511	56,129
Losses on disposal of fixed assets	7,720	5,563
Losses on impairment of fixed assets	49,460	49,900
Provision for reserve for eventual future operating losses from financial instruments transactions	329	665

Income before income taxes	979,305	1,108,850

Income taxes-current	265,045	225,617
Income taxes-deferred	(94,093)	44,907

Income taxes	170,951	270,524

Profit	808,353	838,326

Profit attributable to non-controlling interests	101,834	103,957

Profit attributable to owners of parent	¥706,519	¥734,368

Sumitomo Mitsui Financial Group, Inc.

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2017	2018
Profit	¥808,353	¥838,326
Other comprehensive income	157,703	145,807
Net unrealized gains (losses) on other securities	201,653	162,673
Net deferred gains (losses) on hedges	(93,989)	(28,659)
Land revaluation excess	(6)	1
Foreign currency translation adjustments	(12,699)	(50,387)
Remeasurements of defined benefit plans	81,193	49,221
Share of other comprehensive income of affiliates	(18,448)	12,957

Total comprehensive income	966,057	984,133

Comprehensive income attributable to owners of parent	860,806	876,353
Comprehensive income attributable to non-controlling interests	105,250	107,780

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the fiscal year
Cash dividends			(205,083)		(205,083)
Profit attributable to owners of parent			706,519		706,519
Purchase of treasury stock				(100)	(100)
Disposal of treasury stock		(2)		162,567	162,564
Changes in shareholders’ interest due to transaction with non-controlling interests		42			42
Increase due to increase in subsidiaries			25		25
Increase due to decrease in subsidiaries			13		13
Decrease due to increase in subsidiaries			(288)		(288)
Decrease due to decrease in subsidiaries			(4)		(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)		(200)
Reversal of land revaluation excess			1,300		1,300
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	40	502,283	162,467	664,791

Balance at the end of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the fiscal year
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Net changes in the fiscal year	194,619	(97,208)	(1,306)	(21,964)	78,845	152,985

Balance at the end of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2017	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,884	¥1,531,022	¥10,447,669
Changes in the fiscal year
Cash dividends			(205,083)
Profit attributable to owners of parent			706,519
Purchase of treasury stock			(100)
Disposal of treasury stock			162,564
Changes in shareholders’ interest due to transaction with non-controlling interests			42
Increase due to increase in subsidiaries			25
Increase due to decrease in subsidiaries			13
Decrease due to increase in subsidiaries			(288)
Decrease due to decrease in subsidiaries			(4)
Decrease due to decrease in affiliates accounted for by the equity method			(200)
Reversal of land revaluation excess			1,300
Net changes in items other than stockholders’ equity in the fiscal year	598	(31,758)	121,825

Net changes in the fiscal year	598	(31,758)	786,616

Balance at the end of the fiscal year	¥3,482	¥1,499,264	¥11,234,286

Year ended March 31, 2018	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the fiscal year
Issuance of new stock	847	847			1,695
Cash dividends			(218,596)		(218,596)
Profit attributable to owners of parent			734,368		734,368
Purchase of treasury stock				(142)	(142)
Disposal of treasury stock		(41)		562	521
Changes in shareholders’ interest due to transaction with non-controlling interests		62			62
Increase due to increase in subsidiaries			34		34
Increase due to decrease in subsidiaries			5		5
Decrease due to increase in subsidiaries			(599)		(599)
Decrease due to decrease in subsidiaries			(2)		(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)		(314)
Reversal of land revaluation excess			923		923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	847	868	515,817	420	517,954

Balance at the end of the fiscal year	¥2,338,743	¥758,215	¥5,552,573	¥(12,493)	¥8,637,039

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2018	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Net changes in the fiscal year	146,533	(26,466)	(1,012)	(28,171)	50,087	140,971

Balance at the end of the fiscal year	¥1,688,842	¥(68,543)	¥37,097	¥36,906	¥59,121	¥1,753,424

	Millions of yen
Year ended March 31, 2018	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥3,482	¥1,499,264	¥11,234,286
Changes in the fiscal year
Issuance of new stock			1,695
Cash dividends			(218,596)
Profit attributable to owners of parent			734,368
Purchase of treasury stock			(142)
Disposal of treasury stock			521
Changes in shareholders’ interest due to transaction with non-controlling interests			62
Increase due to increase in subsidiaries			34
Increase due to decrease in subsidiaries			5
Decrease due to increase in subsidiaries			(599)
Decrease due to decrease in subsidiaries			(2)
Decrease due to decrease in affiliates accounted for by the equity method			(314)
Reversal of land revaluation excess			923
Net changes in items other than stockholders’ equity in the fiscal year	(659)	(279,659)	(139,348)

Net changes in the fiscal year	(659)	(279,659)	378,606

Balance at the end of the fiscal year	¥2,823	¥1,219,604	¥11,612,892

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2017	2018
Cash flows from operating activities:
Income before income taxes	¥979,305	¥1,108,850
Depreciation	274,988	281,535
Losses on impairment of fixed assets	49,460	49,900
Amortization of goodwill	29,272	25,225
Gains on step acquisitions	(29,325)	—
Equity in (gains) losses of affiliates	(24,552)	(38,992)
Net change in reserve for possible loan losses	21,620	(67,041)
Net change in reserve for employee bonuses	7,765	10,570
Net change in reserve for executive bonuses	584	821
Net change in net defined benefit asset and liability	(47,173)	(36,499)
Net change in reserve for executive retirement benefits	145	(244)
Net change in reserve for point service program	2,076	637
Net change in reserve for reimbursement of deposits	(1,514)	3,704
Net change in reserve for losses on interest repayment	(71,789)	(11,939)
Interest income	(1,912,027)	(2,165,788)
Interest expenses	553,394	775,560
Net (gains) losses on securities	(98,190)	(142,228)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	16,280	323,045
Net (gains) losses from disposal of fixed assets	6,167	4,710
Net change in trading assets	1,260,408	1,475,948
Net change in trading liabilities	(1,364,902)	(796,943)
Net change in loans and bills discounted	(5,197,594)	761,992
Net change in deposits	7,287,109	6,079,437
Net change in negotiable certificates of deposit	(2,367,722)	(472,574)
Net change in borrowed money (excluding subordinated borrowings)	1,800,886	59,482
Net change in deposits with banks	837,507	(1,359,236)
Net change in call loans and bills bought and others	(1,198,782)	(338,019)
Net change in receivables under securities borrowing transactions	(787,472)	422,690
Net change in call money and bills sold and others	1,895,762	2,059,841
Net change in commercial paper	(654,552)	108,893
Net change in payables under securities lending transactions	2,135,651	(168,890)
Net change in foreign exchanges (assets)	(144,713)	(453,061)
Net change in foreign exchanges (liabilities)	(400,001)	183,504
Net change in lease receivables and investment assets	(53,854)	26,591
Net change in short-term bonds (liabilities)	(145,700)	131,000
Issuance and redemption of bonds (excluding subordinated bonds)	1,109,521	860,316
Net change in due to trust account	236,434	147,294
Interest received	1,911,477	2,121,086
Interest paid	(536,129)	(756,202)
Other, net	(523,175)	(768,910)

Subtotal	4,856,646	9,446,071

Income taxes paid	(342,268)	(103,276)

Net cash provided by (used in) operating activities	4,514,377	9,342,794

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2017	2018
Cash flows from investing activities:
Purchases of securities	(21,215,546)	(23,726,100)
Proceeds from sale of securities	13,611,842	13,528,011
Proceeds from redemption of securities	8,852,923	8,357,784
Purchases of money held in trust	(1)	(1)
Proceeds from sale of money held in trust	1,744	1,957
Purchases of tangible fixed assets	(495,823)	(712,563)
Proceeds from sale of tangible fixed assets	169,423	302,362
Purchases of intangible fixed assets	(145,290)	(136,079)
Proceeds from sale of intangible fixed assets	636	3
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(199,755)	(161,851)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	1,193	(848,822)

Net cash provided by (used in) investing activities	581,347	(3,395,299)

Cash flows from financing activities:
Repayment of subordinated borrowings	(11,000)	(10,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	394,495	254,747
Redemption of subordinated bonds and bonds with stock acquisition rights	(371,640)	(180,033)
Dividends paid	(205,078)	(218,569)
Repayment to non-controlling stockholders	(86,886)	(135,000)
Dividends paid to non-controlling stockholders	(66,458)	(61,986)
Purchases of treasury stock	(100)	(142)
Proceeds from disposal of treasury stock	179,757	521
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	(4)	(6)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	390	0

Net cash provided by (used in) financing activities	(166,524)	(350,468)

Effect of exchange rate changes on cash and cash equivalents	(10,555)	(93,874)

Net change in cash and cash equivalents	4,918,645	5,503,152

Cash and cash equivalents at the beginning of the fiscal year	37,556,806	42,478,393
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	2,943	1,568
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(1)	—

Cash and cash equivalents at the end of the fiscal year	¥42,478,393	¥47,983,114

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

    Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2018	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥ 772,949	¥ 1,311,727	¥ 631,950	¥ 356,150	¥ (91,725)	¥ 2,981,050
Expenses	(347,864)	(1,027,674)	(280,658)	(53,936)	(106,065)	(1,816,197)

Others	53,576	15,516	46,933	17,575	(94,607)	38,992

Consolidated net business profit	¥ 478,661	¥ 299,569	¥ 398,225	¥ 319,789	¥ (292,398)	¥ 1,203,845

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2018	Millions of yen
Consolidated net business profit	¥ 1,203,845
Other ordinary income (excluding equity in gains of affiliates)	201,759
Other ordinary expenses	(241,491)

Ordinary profit on consolidated statements of income	¥ 1,164,113

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2018	Yen
Net assets per share	¥ 7,366.21
Earnings per share	520.67
Earnings per share (diluted)	520.67

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2018	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥ 734,368
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	734,368
Average number of common stock during the fiscal year (in thousands)	1,410,442

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	(10)
Adjustment of dilutive shares issued by subsidiaries	(10)
Increase in number of common stock (in thousands)	1,052
Stock acquisition rights (in thousands)	1,052
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2018	Millions of yen, except number of shares
Net assets	¥ 11,612,892
Amount excluded from Net assets	1,222,427
Stock acquisition rights	2,823
Non-controlling interests	1,219,604
Net assets attributable to common stock at the fiscal year-end	10,390,464
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,410,558

Sumitomo Mitsui Financial Group, Inc.

(Significant subsequent events)

Repurchase and cancellation of own shares

The Company’s board of directors resolved on May 14, 2018 to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

1. Reason for the repurchase of own shares
The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.
2. Outline of the repurchase
(1)	Type of shares to be repurchased:	Common stock
(2)	Aggregate number of shares to be repurchased:	Up to 20,000,000 shares (Equivalent to 1.4% of the number of shares issued (excluding treasury stock))
(3)	Aggregate amount to be repurchased:	Up to JPY 70,000,000,000
(4)	Repurchase period:	From May 15, 2018 to July 31, 2018
(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

3. Outline of the cancellation
(1)	Type of shares to be cancelled:	Common stock
(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 2 above
(3)	Scheduled cancellation date:	August 20, 2018